UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Stone Reports Third Quarter 2018 Financial Results

São Paulo, Brazil, November 26, 2018 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their business over time through technology, today reported financial results for its third quarter ended September 30, 2018.

“We are pleased to report strong third quarter 2018 financial and operating results and excited to begin a new chapter as a publicly traded company,” said Thiago Piau, chief executive officer of Stone. “Our third quarter performance reflects our commitment on executing our growth strategy and our 100% focus on our clients´ needs. Offering the best value proposition and the best experience to our clients has brought the Company to where it is today and this is reflected in our best-in-class NPS (Net Promoter Score). We will continue to strengthen our relationships with our clients through our disruptive Hub distribution strategy, our unique customer service and through the continuous innovation of our platform.”

Financial Highlights for the Third Quarter of 2018

•	Total revenue and income increased 121.4% to R$414.1 million, compared to R$187.1 million in the third quarter of 2017.

•	Net Income was R$90.4 million, compared with a net loss of R$(14.8) million in the third quarter of 2017.

•	Adjusted Net Income[1], a non-IFRS metric, was R$89.3 million, compared with R$5.7 million in the third quarter of 2017.

Operating Highlights for the Third Quarter of 2018

•	As of September 30, 2018 the Company had 234.4 thousand active clients, up 127.0% from 103.3 thousand on September 30, 2017.

•	R$21.8 billion in total payment volume (TPV), up 83.7% compared to R$11.9 billion in the third quarter of 2017.

•	Take rate[2] of 1.87%, an improvement of 38 bps compared to 1.49% in the third quarter of 2017.

Other Highlights for the Third Quarter of 2018 and Comments from Management

•	Recruta Stone, the Company’s semiannual recruitment campaign, has attracted nearly 30,000 applicants. The 3 main goals of the program are: 1. Hire motived and talented entrepreneurs with high potential; 2. Train leaders in our culture and hiring practices; 3. Improve the Stone brand as an employer.

•	Equals, our reconciliation platform, and Linked Gourmet, our foodservice ERP/POS software, have shown continued positive traction, while still in their early beginnings.

•	Given recent discussions about the competitive environment in Brazil, we believe it is important to share some thoughts regarding how the Company positions itself:

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1 Reconciliations of IFRS to non-IFRS financial measures are provided on page 9.

2 Take rate means the sum of net revenue from transaction activities and other services, net revenue from subscription services and equipment rental and financial income, divided by TPV.

i.	The SMB market in Brazil is very competitive and we have been facing competition with incumbents since day one. We were born in a constantly changing environment and we are a very dynamic organization, with the right team, culture, technology and innovation capabilities not only to adapt to market changes but also to drive those changes ourselves, as we have been doing for the last six years.

ii.	We believe competition is positive for the market, especially for those who matter the most: the merchants. The Brazilian regulators and antitrust authority have been successfully fostering competition and innovation in the country. This has allowed players like ourselves to enter the market and set higher standards at more fair prices for merchants. We are very happy to have contributed to market changes that have improved the ability of our clients to grow and manage their business more effectively over time.

iii.	We will always monitor competition very closely. However, our commitment is towards our clients. Our actions are driven by our client´s needs and our priority will be to continue to listen to them and to provide them with a superior value proposition.

iv.	Our performance so far in the fourth quarter 2018 in terms of growth, operational leverage, profitability and take rate has been strong and on track. The Company’s strategy of having the best customer experience, a disciplined execution and being very close to the clients has been paying off. Looking to the balance of 2018 and beyond, we are excited about the breadth of opportunities available to us to continue to expand our business, offer more solutions to merchants and build long-term shareholder value.

Subsequent Events

•	On September 4, 2018, the Company exercised an option to purchase the control of Equals, a company that provides receivables reconciliation solutions, and upon consummation of our initial public offering on October 25, 2018, the Company acquired the remaining 44% stake it did not own, resulting in 100% ownership of the company.

•	On October 24, 2018 the Company priced its initial public offering of 50,724,638 Class A shares at a public offering price of $24.00 per share. Stone issued and sold 45,818,182 shares of Class A common shares and certain selling shareholders sold an additional 4,906,456 shares of Class A common shares. On October 26, 2018, the underwriters fully exercised their 30-day option to purchase additional 7,608,695 shares of Class A shares from certain shareholders at the initial public offering price less the underwriting discount.

•	We issued 4,166,666 Class A common shares to Ant Financial for $100.0 million, with the Placement closing on November 21, 2018.

	For the Three Months Ended September 30			For the Nine Months Ended September 30
	2018	2017	Var.%	2018	2017	Var.%
Main operational and financial indicators
Total revenue (R$ millions) [3]	414.1	187.1	121.4%	1,049.8	518.8	102.3%
Adjusted net income (loss) (R$ millions)	89.3	5.7	1,473%	186.9	24.3	669.7%
Adjusted net income margin (%)	21.6%	3.0%	18.6 p.p.	17.8%	4.7%	13.1 p.p.
Active clients – 90 days (in thousands)	234.4	103.3	127.0%	234.4	103.3	127.0%
TPV (R$ billions)	21.8	11.9	83.7%	56.8	33.3	70.9%
Take rate	1.87%	1.49%	38 bps	1.81%	1.50%	31 bps

_________________

3 Total revenue and income.

Profit or Loss for the Third Quarter of 2018

Total net revenue and income

Total net revenue and income was R$414.1 million for the three months ended September 30, 2018, an increase of 121.4% from R$187.1 million for the three months ended September 30, 2017. Total net revenue and income growth was driven primarily by an increase in TPV and an increase in the number of SMBs as a proportion of Stone’s total client base. TPV for the third quarter of 2018 was R$21.8 billion, an increase of 83.7% from R$11.9 billion for the third quarter of 2017. Stone’s take rate improved by 38 basis points, to 1.87% for the third quarter of 2018 from 1.49% for the third quarter 2017.

	For the Three Months Ended September 30
	2018	2017	Variation (R$)	Variation (%)
	R$ millions, except for percentages
Net revenue from transaction activities and other services	136.1	47.4	88.7	187.1%
Net revenue from subscription services and equipment rental	59.2	26.5	32.7	123.7%
Financial income	212.4	102.3	110.1	107.7%
Other financial income	6.4	10.9	(4.5)	(41.6)%

Total revenue and income	414.1	187.1	227.0	121.4%

Net revenue from transaction activities and other services

Net revenue from transaction activities and other services was R$136.1 million for the third quarter of 2018, an increase of 187.1% from R$47.4 million in the third quarter of 2017. This increase was primarily attributable to (i) the R$9.9 billion growth in TPV year-over-year, which translated to an increase of R$39.7 million in net revenue from transaction activities and other services, and (ii) an improvement in rates, mainly driven by a mix shift in the Company’s client base, with a greater proportion of SMBs, accounting for an increase in revenue from transaction activities and other services of R$49.0 million.

Net revenue from subscription services and equipment rental

Net revenue from subscription services and equipment rental was R$59.2 million for the third quarter of 2018, an increase of R$32.7 million or 123.7% from R$26.5 million in the third quarter of 2017. This increase was primarily attributable to the increased number of active clients that rent equipment from Stone.

Financial income

Financial income was R$212.4 million for the third quarter of 2018, an increase of 107.7% from R$102.3 million in the third quarter of 2017, primarily attributable to the 83.7% growth in TPV year-over-year. An increase in TPV generally increases financial income from Stone’s working capital solutions, due to an overall increase in volume of prepayments. Financial income as a percentage of TPV increased from 0.86% in the third quarter of 2017 to 0.98% in the third quarter of 2018, as the number of customers who elected earlier settlement increased due to client mix moving toward SMBs.

Other financial income

Other financial income was R$6.4 million for the third quarter of 2018, a decrease of 41.6% or R$4.5 million from R$10.9 million in the third quarter of 2017, primarily attributable to a decrease on interest income resulting from a decrease in our average cash balance.

Cost of services

Cost of services was R$80.7 million for the third quarter 2018, an increase of R$27.0 million, or 50.4%, from R$53.7 million in the third quarter of 2017. Cost of services as a percentage of total revenue and income was 19.5% in the third quarter of 2018, an efficiency gain of 9.2 percentage points, from 28.7% in the third quarter of 2017. This efficiency gain was primarily due to: (i) a reduction of transaction and client service costs as percentage of total revenue and income by 6.3 percentage points, from 16.0% in the third quarter of 2017 to 9.7% in the third quarter of 2018; and (ii) a reduction in other services costs, such as personnel costs and depreciation and amortization as a percentage in total revenue and income by 2.9 percentage points, from 12.7% in the third quarter of 2017 to 9.8% in the third quarter of 2018. The reduction of transaction costs as a percentage of total revenue and income was mainly driven by the dilution of the fixed costs of proprietary processing, migration of clients from Elavon Inc. platform and efficiency gains.

Administrative expenses

Administrative expenses were R$62.1 million for the third quarter of 2018, an increase of R$19.2 million or 44.8% from R$42.9 million in the third quarter of 2017. Administrative expenses as a percentage of total revenue and income was 15.0% in third quarter of 2018, compared to 22.9% in the third quarter of 2017, an efficiency gain of 7.9 percentage points.

The increase in administrative expenses is primarily attributed to growth in headcount, third-party services, facilities costs to support growth and preparation to be a public company, in addition to higher depreciation expenses. This consists of: (i) R$10.1 million in increases on headcount; (ii) R$1.6 million in increases on third-party services; (iii) R$2.7 million in increases on facilities costs primarily related to the lease of additional office spaces for the new Stone Hubs; and (iv) R$4.5 million in increases on depreciation and amortization expenses.

Selling expenses

Selling expenses were R$50.0 million for the third quarter of 2018, an increase of R$25.5 million or 104.0% from R$24.5 million in the third quarter of 2017, primarily attributable to an increase of R$21.2 million due to additional headcount in the sales team in line with the Company’s strategy to grow in the Hubs.

Financial expenses, net

Financial expenses, net were R$83.4 million for the third quarter of 2018, an increase of R$26.6 million from R$56.9 million in the third quarter of 2017. This increase was primarily attributable to (i) an increase in cost of funding of R$30.8 million due to higher prepayment volumes, partially offset by a decrease in Brazilian interest rates and better funding cost efficiency; (ii) a decrease of R$4.3 million in other financial expenses, net, mainly related to a decrease of leasing and Finame lines.

Financial expenses, net as a percentage of financial income were 39.3% and 55.6% for third quarter of 2018 and 2017, respectively, as in the third quarter the Company was able to fund the prepayment operation with more cash from operations in lieu of external financing.

Other operating expenses, net

Other operating expenses, net were R$6.9 million for the third quarter of 2018, a decrease of 64.2% from R$19.3 million in the third quarter of 2017. This was primarily attributable to (i) a one-off gain of R$21.4 million related to the acquisition of control in Equals; partially offset by (ii) an increase in share-based compensation of R$7.1 million, from R$17.7 million in the third quarter of 2017 to R$24.8 million in the third quarter of 2018.

In September 2018, the Company granted new awards of restricted share units (RSUs) and share options, which was a one-time, nonrecurring event related to the initial public offering. The aggregate share-based compensation expense will be recognized over the vesting periods, as follows: approximately 6% are vested, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. These awards are equity settled and the majority are subject to performance conditions. All incurred share-based compensation expense associated with these awards will be an adjustment in the calculation of adjusted net income.

Profit (loss) from investment in associates

Profit (loss) from investment in associates for the third quarter of 2018 was R$0.06 million, a change of R$0.16 million from R$(0.10) million in the third quarter of 2017.

Profit (loss) before income taxes

Profit before income taxes was R$130.9 million for the third quarter of 2018, an increase of R$141.3 million from R$(10.3) million loss in the third quarter of 2017.

Income tax and social contribution

Stone incurred in R$40.5 million in income tax and social contribution expense, with R$54.6 million related to current income tax expense of the Company’s subsidiaries that generated taxable income during the year, partially offset by a R$14.1 million gain related to the effect of deferred taxes during the year.

Net Income (loss)

As a result of the foregoing, net income for the third quarter of 2018 was R$90.4 million, compared with a net loss of R$14.8 million in the third quarter of 2017.

Adjusted net income (loss)

In connection with the earnings release, the Company has provided an analysis of adjusted net income which is a non-IFRS measure, which we believe is an important metric to evaluate the operating performance of the Company.

Adjusted Net Income was R$89.3 million for the third quarter of 2018, compared to R$ 5.7 million in the third quarter of 2017. The main factors that contributed to the growth in adjusted net income were: (i) increase of total revenue and income, primarily due to higher TPV and focus on growing the Company’s base of SMB merchants; (ii) improvement in financial efficiency, reflected by the reduction in financial expenses as a percentage of financial income; and (iii) operational leverage, which resulted in a reduction in cost of services, administrative and selling expenses as percentage of total revenue and income.

Cash Flows

Note on the impact of different funding sources in operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both accounts receivable from card issuers and accounts payable to clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it derecognizes accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company principally uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors or (iii) by deploying its own capital from capital contributions or cash flows from operations. These funding options lead to different impacts on the Company’s statement of cash flows and balance sheet:

(i)	Sale of receivables: the true sale of receivables results in the derecognition of accounts receivable from card issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both accounts receivable from card issuers and accounts payable to clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

(ii)	Issuance of senior quotas by FIDCs[4]: when the Company launches a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a non-current liability to senior quota holders. The Company then transfers its receivables from card issuers from its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the accounts receivable from card issuers held by the FIDC remain on its consolidated balance sheet. These set of transactions generate a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, as accounts receivable from card issuers remains on the balance sheet but the accounts payable to clients are derecognized, these transactions also cause a negative impact on our cash flow from operations.

(iii)	Deploying the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its accounts payable to clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

Net cash used in operating activities

Net cash used in operating activities for the nine months ended September 30, 2018 was R$290.0 million, primarily as a result of:

•	Net income of R$178.2 million, combined with non-cash expenses consisting primarily of (i) other financial costs and foreign exchange, net of R$103.0 million; (ii) depreciation and amortization expenses of R$64.5 million; (iii) share-based payment expenses of R$24.8 million; (iv) loss on disposal of property, equipment and intangibles of R$23.4 million, and (v) allowance for doubtful accounts of R$15.7 million. The total amount of adjustment to net income from non-cash items in the nine months ended September 30, 2018 was R$190.9 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$907.9 million, principally due to:

i.	an increase in the balance of accounts receivable from card issuers which led to negative cash flows of R$1,361.1 million, an increase in tax credits of R$67.0 million, an increase in other accounts receivable of R$34.4 million and an increase in prepaid expenses of R$16.4 million;

ii.	partially offset by an increase accounts payable to clients of R$395.9 million, an increase in tax payable of R$106.5 million, an increase in labor and social balance of R$46.0 million and an increase in other accounts payable of R$22.4 million

•	In addition, amounts received from interest income of R$356.4 million, income tax and social contribution paid of R$30.6 million, and interest paid of R$77.0 million generated a net inflow of R$248.8 million.

Net cash used in operating activities for the nine months ended September 30, 2017 was R$776.6 million, primarily as a result of:

•	Net loss of R$90.7 million, combined with non-cash expenses consisting primarily of (i) share-based payment expenses of R$102.9 million; (ii) depreciation and amortization expenses of R$40.0 million; (iii)

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4 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables.

other financial costs and foreign exchange, net of R$24.9 million; (iv) deferred income tax expenses of R$9.0 million; (v) loss on disposal of property, equipment and intangibles of R$5.8 million, and (vi) allowance for doubtful accounts of R$2.2 million. The total amount of adjustment to net income from non-cash items in the nine months ended September 30, 2017 was R$181.4 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$988.5 million, principally due to:

i.	a decrease in accounts payable which led to a negative cash flow of R$564.4 million, an increase in the balance of accounts receivable from card issuers of R$438.1 million, an increase in the balance of recoverable taxes of R$12.0 million and a decrease in other accounts receivable of R$10.2 million, and;

ii.	partially offset by an increase in labor and social balance of R$16.1 million, an increase in other accounts payable of R$12.5 million and an increase in taxes payable of R$8.5 million

•	In addition, amounts received from interest income of R$129.0 million, income tax and social contribution paid of R$1.8 million, and interest paid of R$5.9 million generated a net inflow of R$121.3 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities was R$100.2 million for the nine months ended September 30, 2018, compared to R$403.8 million of net cash used in investing activities in the nine months ended September 30, 2017. Net cash used in investing activities for the nine months ended September 30, 2018 was mainly driven by (i) purchases of property and equipment, including POS equipment and hardware for use in Stone’s data centers, amounting to R$125.3 million, compared to R$88.0 million for the nine months ended September 30, 2017; (ii) the net disposal of short-term investments amounting to R$59.3 million in the nine months ended September 30, 2018, compared to net acquisition of short-term investments of R$310.3 million for the nine months ended September 30, 2017; and (iii) purchases and development of intangible assets amounting to R$34.1 million in the nine months ended September 30, 2018, compared to R$16.5 million in the nine months ended September 30, 2017.

Net cash provided by financing activities

Net cash used in financing activities was R$83.0 million for the nine months ended September 30, 2018, compared to net cash provided by financing activities of R$1,159.8 million for the nine months ended September 30, 2017. This was mainly driven by (i) a contribution of R$10.0 million from senior quota holders of FIDC TAPSO in August 2018, compared to R$1,000.0 million from senior quota holders of FIDC AR in June 2017 and FIDC AR2 in November 2017; (ii) capital increase of R$3.2 million for the nine months ended September 30, 2018, compared to R$458.1 million for the nine months ended September 30, 2017; (iii) an acquisition of non-controlling interest of R$23.2 million for the nine months ended September 30, 2018; (iv) partially offset by a decrease in the amount of repurchase of shares from R$280.8 million for the nine months ended September 30, 2017 to R$63.2 million for the nine months ended September 30, 2018.

Conference Call

Stone will discuss its third quarter 2018 financial results during a teleconference today, November 26, 2018, at 5:00 PM ET / 8:00 PM BRT. The conference call can be accessed at +1 (877) 423-9813 (U.S. toll free), +1 (201) 689-8573 (international), or 0 (800) 891 6221 (Brazil toll free) conference ID# 13684994. A replay of the conference call will be available through 11:59 PM ET on December 3, 2018 at +1 (844) 512-2921 (domestic), or +1 (412) 317-6671 (international). The replay passcode is 13684994. The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. For more information please visit https://www.stone.co/.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income and Adjusted Net Income per share.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS and should not be considered a measure of liquidity. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from net income that it does not consider indicative of its core operating performance within the period presented. Stone defines Adjusted Net Income as net income (loss) for the period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) one-off gains and (5) tax expense relating to the foregoing adjustments.

Contact:

ICR, Inc.
+1 646-277-1200
StoneIR@icrinc.com

Unaudited consolidated statement of profit or loss

	Three months September 30			Nine months September 30
(R$ millions)	2018	2017	Var %	2018	2017	Var %
Net revenue from transaction activities and other services	136.1	47.4	187.1%	340.2	140.9	141.5%
Net revenue from subscription services and equipment rental	59.2	26.5	123.7%	144.2	75.8	90.2%
Financial income	212.4	102.3	107.7%	545.5	283.2	92.6%
Other financial income	6.4	10.9	-41.6%	20.0	19.0	5.0%
Total revenue and income	414.1	187.1	121.4%	1,049.8	518.8	102.3%
Cost of services	(80.7)	(53.7)	50.4%	(221.8)	(150.6)	47.3%
Administrative expenses	(62.1)	(42.9)	44.8%	(179.5)	(112.0)	60.2%
Selling expenses	(50.0)	(24.5)	104.0%	(131.5)	(58.3)	125.5%
Financial expenses, net	(83.4)	(56.9)	46.7%	(226.0)	(175.7)	28.6%
Other operating income (expense), net	(6.9)	(19.3)	-64.2%	(27.7)	(103.9)	-73.3%
(Loss) income from investment in associates	0.1	(0.1)	n.m.	(0.3)	(0.2)	37.4%
Profit (loss) before income taxes	130.9	(10.3)	n.m.	263.1	(81.9)	n.m.
Income tax and social contribution - current and deferred	(40.5)	(4.4)	811.9%	(84.9)	(8.8)	861.9%
Net income (loss) for the period	90.4	(14.8)	n.m.	178.2	(90.7)	n.m.

Reconciliation of non-IFRS measures

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
	(R$ millions)		(R$ millions)
Net income (loss) for the period	90.4	(14.8)	178.2	(90.7)
Share-based compensation expenses	24.8	17.7	24.8	102.9
Amortization of fair value adjustment on intangibles related to acquisitions	2.8	2.7	8.3	12.1
Gain on previously held interest in associate upon business combination(a)	(21.4)	0.0	(21.4)	0.0
One-time impairment charges	0.0	0.0	8.4	0.0
Pre-tax subtotal	96.6	5.7	198.3	24.3
Tax effect on adjustments	(7.3)	0.0	(11.4)	0.0
Adjusted net income	89.3	5.7	186.9	24.3

(a)	Consists of the gain on re-measurement of our previously held equity interest in Equals to fair value upon the date control was acquired

Main operational and financial indicators

	For the Three Months Ended September 30			For the Nine Months Ended September 30
	2018	2017	Var.%	2018	2017	Var.%
Total revenue and income (R$ millions)	414.1	187.1	121.4%	1,049.8	518.8	102.3%
Adjusted net income (loss) (R$ millions)	89.3	5.7	1,473%	186.9	24.3	669.7%
Adjusted net income margin (%)	21.6%	3.0%	18.6 p.p.	17.8%	4.7%	13.1 p.p.
Active clients – 90 days (in thousands)	234.4	103.3	127.0%	234.4	103.3	127.0%
TPV (R$ billions)	21.8	11.9	83.7%	56.8	33.3	70.9%
Take rate	1.87%	1.49%	38 bps	1.81%	1.50%	31 bps

Unaudited interim consolidated statement of financial position

(In thousands of Brazilian Reais)

	September 30, 2018	December 31, 2017
	(unaudited)
Assets
Current assets
Cash and cash equivalents	173,588	641,952
Short-term investments	142,070	201,762
Accounts receivable from card issuers	6,592,595	5,078,430
Trade accounts receivable	36,630	23,120
Recoverable taxes	36,286	39,147
Prepaid expenses	26,788	10,391
Other accounts receivable	18,007	4,722
	7,025,964	5,999,524

Non-current assets
Receivables from related parties	9,734	9,078
Deferred income tax assets	248,894	198,234
Other accounts receivable	3,871	3,446
Investment in associate	2,986	1,743
Property and equipment	252,789	189,631
Intangible assets	306,738	234,088
	825,012	636,220

Total assets	7,850,976	6,635,744

Liabilities and equity
Current liabilities
Accounts payable to clients	4,606,408	3,637,510
Trade accounts payable	70,327	53,238
Loans and financing	5,484	13,839
Obligations to FIDC senior quota holders	52,722	8,695
Labor and social security liabilities	88,885	35,959
Taxes payable	41,987	35,905
Other accounts payable	122,743	38,417
	4,988,556	3,823,563

Non-current liabilities
Loans and financing	1,371	3,032
Obligations to FIDC senior quota holders	2,057,962	2,056,331
Share-based payments	17,822	217,487
Deferred income tax liabilities	80,264	52,268
Provision for contingencies	894	486
	2,158,313	2,329,604

Total liabilities	7,146,869	6,153,167

Equity
Issued capital	46	46
Capital reserve	1,047,829	967,749
Other comprehensive income	(32,651)	2,595
Accumulated losses	(329,656)	(503,018)
Equity attributable to owners of the parent	685,568	467,372
Non-controlling interests	18,539	15,205
Total equity	704,107	482,577

Total liabilities and equity	7,850,976	6,635,744

Unaudited interim consolidated statement of cash flows

(In thousands of Brazilian Reais)

	Nine months ended September 30
	2018	2017
Operating activities
Net income (loss) for the period	178,162	(90,719)

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	64,474	39,975
Deferred income tax expenses	(19,283)	8,963
Loss on investment in associates	316	230
Other financial costs and foreign exchange, net	102,986	24,947
Provision for contingencies	432	627
Share-based payments expense	24,816	102,910
Allowance for doubtful accounts	15,687	2,169
Loss on disposal of property, equipment and intangible assets	23,370	5,773
Onerous contract	(415)	(4,239)
Remeasurement of previously held interest in subsidiary acquired	(21,441)	-

Working capital adjustments:
Accounts receivable from card issuers	(1,361,083)	(438,132)
Receivables from related parties	252	(255)
Recoverable taxes	(67,024)	(12,045)
Prepaid expenses	(16,397)	(580)
Other accounts receivable	(34,366)	(10,156)
Accounts payable to clients	395,851	(564,400)
Taxes payable	106,522	8,505
Labor and social security liabilities	46,021	16,139
Provision for contingencies	(24)	(45)
Other accounts payable	22,379	12,453

Interest paid	(76,996)	(5,858)
Interest income received, net of costs	356,399	128,951
Income tax paid	(30,605)	(1,826)

Net cash used in operating activities	(289,967)	(776,613)

Investing activities
Purchases of property and equipment	(125,298)	(87,971)
Purchases and development of intangible assets	(34,104)	(16,478)
Acquisition of subsidiary, net of cash acquired	(2,940)	-
Acquisition of (proceeds from) short-term investments, net	59,256	(310,348)
Proceeds from the disposal of non-current assets	4,305	10,994
Acquisition of interest in associates	(1,465)	(270)
Proceeds from the disposal of assets held for sale	-	300

Net cash used in investing activities	(100,246)	(403,773)

Financing activities
Payment of borrowings	(787)	(9,886)
Proceeds from FIDC senior quota holders	10,000	1,000,000
Payment of finance leases	(9,008)	(7,600)
Capital increase	3,240	458,125
Repurchase of shares	(63,230)	(280,825)
Acquisition of non-controlling interests	(23,200)	-
Net cash (used in) provided by financing activities	(82,985)	1,159,814

Effect of foreign exchange on cash and cash equivalents	4,834	817
Change in cash and cash equivalents	(468,364)	(19,755)
Cash and cash equivalents at beginning of period	641,952	170,646

Cash and cash equivalents at end of period	173,588	150,891

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: November 26, 2018